UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated June 2, 2023

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères

L-1274 Howald,

Grand Duchy of Luxembourg

+352 26845062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of Director

On May 25, 2023, the Board of Directors of Arrival (the “Board”) appointed Maxim Krasnykh as a non-executive director and member of the audit committee.

Mr. Krasnykh is a technology executive and entrepreneur. Currently, he serves as the founder and chief executive officer of a business-to-business, software-as-a-service startup specializing in the future of work. From 2014 to 2022, Mr. Krasnykh played pivotal roles as the vice president of strategy and corporate development, chief operating officer, and co-chief executive officer at Gett. During his tenure at Gett, Mr. Krasnykh guided the company from the Series A stage to over $300 million in revenue and profitability. From 2011 to 2014, he served as an investment director at Intel Capital, where he led technology investments on behalf of Intel Corporation. Prior to Intel, Mr. Krasnykh held various positions in corporate finance, strategy, and private equity, including at Fleming Family and Partners and PricewaterhouseCoopers. Mr. Krasnykh holds an MBA from Columbia Business School and is a member of the CFA Institute and the National Association of Corporate Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By	/s/ John Wozniak
Name:	John Wozniak
Title:	Chief Financial Officer

Dated: June 2, 2023